June 30, 2014

VIA EDGAR

Mr. John Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                         City National Corporation

Form 10-K for the period ended December 31, 2013

Filed March 3, 2014

Response dated May 16, 2014

File No. 001-10521

Dear Mr. Nolan:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated June 3, 2014, from you to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the period ended December 31, 2013. The text of your letter has been included for your reference and the Company’s response is presented below the comment.

City National Corporation Form 10-K

Management’s Discussion and Analysis

1.            We note your response and proposed disclosure related to prior comments 1-4 included in your letter dated May 16, 2014.

a.            Please revise your proposed disclosure in future filings to clarify that a FDIC receivable is separately recorded and presented in Other Assets when a covered asset is charged-off or written-down.

Proposed revised disclosure to be included in the Form 10-Q for the period ending June 30, 2014:

When a covered asset is charged-off or written down and is subject to FDIC reimbursement under the FDIC loss-sharing agreements, the Company records the estimated amount of reimbursement in an FDIC receivable account, which is classified in the Other Assets line of the consolidated balance sheet.

b.            Please explain to us why the gain on the indemnification asset was greater than the provision for loan losses on covered loans in 2012.  In your explanation specifically tell which line items are impacted by a decrease in estimated cash flows at quarter end and how they are impacted at the quarter end and prospectively.

The quarterly cash flow analysis is performed on a discounted basis, which takes into consideration the changes in both the amount and the timing of cash flows as well as the discount rates (book yields). The gain on the indemnification asset was greater than the provision for losses on covered loans in 2012 due to positive changes in cash flow timing, combined with expected remaining terms

Mr. John Nolan

U.S. Securities and Exchange Commission

June 30, 2014

Page Two

on FDIC loss-sharing agreements that were shorter than expected remaining terms for covered loans, and a lower discount rate applied to the FDIC indemnification asset as compared to the discount rate used for covered loans.

The quarterly update of cash flow projections impacts the following balance sheet and income statement items:

Balance Sheet Line Item	Corresponding Income Statement Line Item
Covered loan	Base yield in interest income

Allowance for losses on covered loans	Provision for losses on covered loans

FDIC indemnification asset	FDIC loss sharing income or expense, net
- Gain or loss on indemnification asset
- Indemnification asset amortization or accretion (on a prospective basis)

FDIC clawback liability	FDIC loss sharing income or expense, net
- Increase or decrease in FDIC clawback liability

Generally, for covered loans, decreases in estimated loan cash flows over those expected at the acquisition date and subsequent measurement periods are recognized by recording a provision for losses on covered loans. Decreases in estimated loan cash flows are typically accompanied by higher expected losses which would result in increases in FDIC cash flows. Increases in expected FDIC cash flows are recognized as gains on the FDIC indemnification asset. An example demonstrating this accounting concept has been provided in Exhibit A attached hereto.

The liability to the FDIC may decrease if actual and expected losses grow. The Company measures the FDIC clawback liability at fair value. Changes in fair value are recognized as “Increase or decrease in FDIC clawback liability” in the FDIC Loss Sharing Expense, Net line of the consolidated income statement.

c.             Please tell us if cash reimbursements from the FDIC for covered loans fully charged-off are recorded on a gross basis in the income statement.  If so, please tell us why and revise future filings to clearly disclose which line item in the covered asset table summarizing the components of income and expense the cash reimbursements are presented.

Expected reimbursements from the FDIC for covered loans that have been fully charged-off are recorded as a reduction to the FDIC indemnification asset with a corresponding increase to the FDIC receivable. The FDIC receivable is included in the Other Assets line of the consolidated balance sheet. The FDIC receivable account will be reduced when the cash reimbursements are received from the FDIC. After the FDIC indemnification asset has been reduced for the full charge-off, any remaining FDIC indemnification asset balance is written off to the income statement. If the amount to be reimbursed by the FDIC is greater than the FDIC indemnification asset balance, the excess amount collected from the FDIC is recognized as income on the income statement. The balance written-off or recorded as income is recognized under “Removal of indemnification asset for loans paid-off or fully charged-off” in the FDIC Loss Sharing Expense, Net line of the consolidated income statement. Please refer to the table presented on page 3 of our original response to the comment letter dated May 2, 2014. An example demonstrating the accounting for this transaction has been provided in Exhibit A attached hereto.

Mr. John Nolan

U.S. Securities and Exchange Commission

June 30, 2014

Page Three

2.            Based on your table of the components of income and expense related to covered assets it appears that the gross gain from reimbursements from the FDIC for covered loans transferred to OREO is recorded in other income and the gross loss from removing the carrying value of these loans from the indemnification asset balance is recorded in FDIC loss sharing expense, net.  If so, please revise your disclosure in the “Covered Asset Removals” section in future filings to more clearly disclose this.  If this is not the case, please explain to us what the “net gain on transfers of covered loans to OREO” presented in other income represents.

When a covered loan is transferred to OREO, the Company recognizes a gain or loss for the difference between the carrying value of the covered loan and the fair value of the underlying foreclosed collateral.  This gain or loss is recognized in the Other Income line of the consolidated income statement as a “Net gain on transfers of covered loans to OREO.” This balance does not represent a gross gain from reimbursements from the FDIC for covered loans transferred to OREO, but rather represents the difference between the carrying value of the covered loan and the fair value of the collateral as a result of the foreclosure.

When a covered loan is transferred to OREO, a gain or loss for the difference between the FDIC basis on the covered loan (i.e., unpaid principal balance) and the fair value of the underlying foreclosed collateral is subject to FDIC loss sharing. The amount to be received from or payable to the FDIC is removed from the FDIC indemnification asset and transferred to the FDIC receivable asset. Any remaining amounts in the FDIC indemnification asset related to the covered asset are removed, and recognized as an expense under “Removal of indemnification asset for unfunded loan commitments and loans transferred to OREO” in the FDIC Loss Sharing Expense, Net line of the consolidated income statement. Please refer to the table presented on page 3 of our original response to the comment letter dated May 2, 2014. An example demonstrating the accounting for this transaction has been provided in Exhibit A attached hereto.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Sincerely,

/s/ Christopher J. Carey

Christopher J. Carey

Executive Vice President

Chief Financial Officer

cc:           Russell Goldsmith

President and Chief Executive Officer

Michael B. Cahill

Executive Vice President

General Counsel & Secretary

Olga Tsokova

Senior Vice President

Chief Accounting Officer

EXHIBIT A

EXAMPLES

The following examples supplement the Company’s response to the comment letter dated June 3, 2014 from the U.S. Securities and Exchange Commission (the “Commission”). These examples are being provided as an aid for understanding certain accounting concepts with regards to covered assets and the impact of certain activities and events to the line items in the Company’s balance sheet and income statement. These examples should also be viewed in conjunction with the Company’s response to the Commission’s comment letter dated May 2, 2014. The scenarios are hypothetical and amounts provided in the examples are not actual balances reported by the Company.

Comment 1.b – Example of Correlation Between Provision for Loan Losses on Covered Loans and Gain on FDIC Indemnification Asset When Expected Cash Flows Increase or Decrease

Assumptions:

	Day 1	Day 2	Day 3
Loan Principal Balance	$ 100	$ 100	$ 100

Expected Loan Loss (A)	20	12	15
Expected Loan Cash Flows	80	88	85
Total Loan Principal Balance	100	100	100

Loan Carrying Value (ASC 310-30, net of allowance)	60	60	58
Expected FDIC Payments (80% of A)	16	10	12
FDIC Indemnification Asset	14	14	18

Day 1

The Company acquires a covered loan with a principal balance of $100 at the time of acquisition. It estimates that the expected loan loss will be $20 and the FDIC will cover 80% (or $16) of that loss. The Company fair values the loan at $60 with a market yield of 6.0% and a discounting period of five years, which represents the remaining expected life of the loan. Meanwhile, the related FDIC indemnification asset (or expected FDIC payment) has an undiscounted value of $16 and is fair valued at $14 with a market yield of 5.5% and a discounting period of two years. The discounting of two years is based on the estimated timing of collection of loss from the FDIC. (For simplification, assume the loan is a zero-coupon bullet loan).

Day 2

The Company updates cash flow projections on covered loans and the related FDIC loss sharing agreements on a quarterly basis. One quarter after the initial acquisition, the market improves significantly and the Company re-estimates expected cash flows for the loan. The new estimate indicates that the expected loan loss will be reduced from $20 to $12 (a decrease of $8). As a result, the expected loan cash flows will increase from $80 to $88 (an increase of $8), while the expected FDIC payment will decrease to $10 (80% of $12). The cash flow improvement on the loan will be recognized prospectively through loan yield adjustment, i.e., the book yield for the loan will increase from 6.0% to 8.0%. Accordingly, the decrease in expected FDIC payment will be recognized prospectively through the FDIC indemnification asset yield adjustment, i.e., the book yield for the FDIC indemnification asset will decrease from 5.5% to -18.0%. The -18.0% rate is used to discount the FDIC reimbursement to equal the current book value of the FDIC indemnification asset.

Day 3

Another quarter later, the market deteriorated from Day 2 and the Company re-estimates the expected cash flows for the loan. The new estimate indicates that the loan loss will be $15, $3 more than Day 2 but $5 less than Day 1. As a result, expected loan cash flows will decrease from $88 to $85 (a decrease of $3) while the expected FDIC payment will increase to $12 (80% of $15). The negative change in expected loan cash flow will be recognized as a provision for loan loss. That amount is recognized on a discounted basis, i.e., $2 discounted value from a $3 change in expected loan cash flows with a discount rate of 8.0% (covered loan book yield) and a discounting period of five years. Accordingly, the positive change in expected FDIC payment on the loan will be recognized as a gain on FDIC indemnification asset. That amount is recognized on a discounted basis, i.e., $4 discounted value from a $2 change in cash flow with a discount rate of -18.0% (FDIC indemnification asset book yield) and a discounting period of two years. See journal entries below:

DR. Provision for losses on covered loans	2
CR. Allowance for losses on covered loans		2

DR. FDIC indemnification asset	4
CR. FDIC loss sharing expense (Gain on indemnification asset)		4

Comment 1.c - Example of Accounting for Covered Loans that have been Fully Charged-Off

Step 1

Assume that a covered loan with a carrying value of $20 was fully charged-off. Upon full charge-off, the Company recognizes a gain or loss reflecting the difference between the proceeds received and the loan’s carrying value. In the case of a full charge-off, zero proceeds are received. As such, the Company recognized a loss of $20. This loss is recorded in the “Interest income on loans” line of the consolidated income statement as “Income on loans paid-off or fully charged-off.”

DR. Interest income (Income on loans paid-off or fully charged-off)	20
CR. Covered loan		20

Step 2

When a covered loan is fully charged-off, the FDIC basis on the covered loan (i.e., unpaid principal balance) is subject to FDIC loss sharing. Assume the FDIC basis on the covered loan is $120. Upon the covered loan’s full charge-off, 80% of the $120 (or $96) will be reimbursed by the FDIC. Assume that the total FDIC indemnification asset balance affiliated with this specific covered loan was $80 (80% of $100 expected loss). As a result of sharing 80% of the $120 loss with the FDIC, the Company reduced its FDIC indemnification asset by $80, and the remaining $16 of the $96 FDIC reimbursement is recognized as income in the “FDIC loss sharing expense, net” line of the consolidated income statement as “Removal of indemnification asset for loans paid-off or fully charged-off.”

DR. FDIC receivable (in Other assets)	96
CR. FDIC indemnification asset		80
CR. FDIC loss sharing expense (Removal of indemnification asset for loans paid-off or fully charged-off)		16

Comment 2 - Example of Accounting for Covered Loans Transferred to OREO

Step 1

Assume that a covered loan with a carrying value of $100 was transferred to OREO. The fair value of the underlying foreclosed collateral for the covered loan was $120. Upon the covered loan’s transfer to OREO, the Company recognized a $20 gain reflecting the difference between the covered loan’s carrying value and the fair value of the underlying foreclosed collateral. This gain is recorded in the “Other income” line of the consolidated income statement as a “Net gain on transfers of covered loans to OREO.” Note that this accounting treatment is also consistent with the accounting treatment used for non-covered loans that are transferred to OREO.

DR. OREO	120
CR. Covered loan		100
CR. Other income (Gain on transfer of covered loans to OREO)		20

Step 2

When a covered loan is transferred to OREO, a gain or loss for the difference between the FDIC basis on the covered loan (i.e., unpaid principal balance) and the fair value of the underlying foreclosed collateral is subject to FDIC loss sharing. Assume the FDIC basis on the covered loan is $130 and the fair value of the underlying foreclosed collateral is $120. Upon the covered loan’s transfer to OREO, 80% of this $10 loss (or $8) will be reimbursed by the FDIC.

DR. FDIC receivable (in Other assets)	8
CR. FDIC indemnification asset		8

Assume that the total FDIC indemnification asset balance affiliated with this specific covered loan was $10. As a result of sharing 80% of the $10 loss with the FDIC, the Company reduced its FDIC indemnification asset by $8. See entry above. The remaining FDIC indemnification asset balance of $2 will need to be removed as the covered loan no longer exists. The remaining FDIC indemnification asset balance is written-off and recorded in the “FDIC loss sharing expense, net” line of the consolidated income statement as a “Removal of indemnification asset for unfunded loan commitments and loans transferred to OREO.”

DR. FDIC loss sharing expense (Removal of indemnification asset for unfunded loan commitments and loans transferred to OREO)	2
CR. FDIC indemnification asset		2